Exhibit 99.1
Bennett Environmental Inc (“BEI”)
Notifies Shareholders
Oakville, Ontario, May 12, 2006, for immediate release – Bennett Environmental Inc. announced today that it has received a letter from a representative of a group of dissident shareholders.
The letter, written by Joe Schocken, a former Director of Bennett Environmental and principal of Broadmark Capital LLC, who has been retained by the dissidents, demands control of the Company’s Board of Directors. Management believes that the backgrounds of the dissident nominees to the Board do not include any experience in the strategic direction and oversight of an environmental remediation business such as Bennett. Apart from their sole goal of obtaining complete control of the board, the dissidents’ letter does not contain any concrete plans on how to increase shareholder value.
In meetings on May 8, 2006, Mr. Shocken and his counsel confirmed that the Company’s former Chairman and CEO, John Bennett, is a participant in this dissident group. Mr. Bennett resigned as Chairman of Bennett in August of 2004 and was not included on the Company’s slate of nominees for election to the current Board of Directors. As previously advised, Mr. Bennett and certain other former officers received a letter dated February 11, 2005 from the Ontario Securities Commission (“OSC”) affording them the opportunity to provide written submissions to the OSC before the OSC determines to commence enforcement proceedings.
The Board of Directors reviews the effectiveness of its composition on a regular basis in accordance with the rules of the Toronto Stock Exchange and plans to recommend a slate of Directors at its next annual meeting that is in the best interest of the shareholders.
Bennett Environmental urges its shareholders to review carefully, and consider, the proxy materials they will receive in connection with the 2006 annual and special meeting of shareholders.
About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert, President/CEO, Andrew Boulanger, VP/CFO 905 339 1540.